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                                                                    EXHIBIT 8.1

                                                                         , 1996

The Hughes Corporation
3800 Howard Hughes Parkway
Las Vegas, Nevada 89109

Attention: Mr. Michael C. Niarchos
     Senior Vice President and General Counsel

Gentlemen:

  You have requested our opinion as to certain federal income tax consequences under the Internal Revenue Code of 1986, as amended (the "Code"), resulting from the merger (the "Merger") of The Hughes Corporation, a Delaware corporation ("Company"), with and into TRC Acquisition Company I, a Delaware corporation ("Subsidiary"), a wholly-owned corporate subsidiary of The Rouse Company, a Maryland Corporation ("Parent") pursuant to the Agreement and Plan of Merger dated as of February 22, 1996, among Parent, Subsidiary and Company (the "Merger Agreement"). This opinion is being delivered pursuant to Section 8.2(c) of the Merger Agreement. Terms not otherwise defined herein shall have the meanings ascribed to them in the Merger Agreement and the Proxy Statement/
Prospectus dated            , 1996, relating to the Mergers ("Proxy
Statement/Prospectus").

  As of the date of the Merger, (i) 37,362 of the issued and outstanding shares of Company Common Stock are owned by THHC and (ii) all the remaining issued and outstanding shares of Company Common Stock (such remaining shares being hereinafter referred to as the "Target Common Stock") are owned by certain other persons and entities (collectively, the "Hughes Owners"). In connection with the Merger, the Hughes Owners will receive shares of Parent Common Stock, rights to receive additional shares of Parent Common Stock, or in certain circumstances Contingent Preferred Shares, pursuant to the Contingent Stock Agreement and, in certain circumstances, cash, and THHC will receive shares of Junior Preferred Stock.

  In rendering our opinion, we have assumed the Merger will occur in accordance with the Merger Agreement, including any exhibits thereto, and that no other arrangements between Parent, Subsidiary, the Company or any stockholders thereof exist other than those described in the Merger Agreement or the Proxy Statement/Prospectus; and we have relied on and assumed to be accurate, as of the Effective Time and, without further inquiry, the following matters to be set forth in representations that will be made by and on behalf of Parent, Subsidiary and the Company, as of the Effective Time.

  1. The fair market value of Parent Common Stock received by each Company Stockholder (including those shares expected to be received pursuant to the Contingent Stock Agreement) will be approximately equal to the fair market value of THC Common Stock exchanged for such Parent Common Stock in the Merger. The fair market value of Junior Preferred Stock (and together with Parent Common Stock, "Rouse Stock") received by THHC will be approximately equal to the fair market value of Company Common Stock exchanged for Junior Preferred Stock by THHC in the Merger.

  2. There are no persons or entities owning of record, directly or indirectly, 5% or more, or, to the best knowledge of the management of Company, owning beneficially 1% or more, of the Company Common Stock, other than those Stockholders listed on the Company Disclosure Schedule to the Merger Agreement. There is no plan or intention by the record or beneficial holders of Company Common Stock who own one percent (1%) or more of the Company Common Stock, and, to the best knowledge of the management of Company, there is no plan or intention on the part of the remaining
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Stockholders of Company to sell, exchange, or otherwise dispose of a number of shares of Parent Common Stock received in the Merger (excluding Contingent Shares or Contingent Preferred Shares received pursuant to the Contingent
Stock Agreement) that would reduce the Company Stockholders' ownership of Parent Common Stock (excluding those Contingent Shares or Contingent Preferred Shares received pursuant to the Contingent Stock Agreement) to a number of shares having a value, as of the date of the Merger, of less than 50 percent of the value of all of the formerly outstanding stock of Company as of the same date (excluding the shares of Company Common Stock held by THHC). For purposes of this representation, shares of Company Common Stock exchanged for cash or other property, surrendered by dissenters or exchanged for cash in lieu of fractional shares of Parent Common Stock will be treated as outstanding Company Common Stock on the date of the Merger. Moreover shares of Company Common Stock and shares of Parent Common Stock held by Company Stockholders and otherwise sold, redeemed, or disposed of prior or subsequent to the Merger will be considered in making this representation.

  3. In the Merger, Subsidiary acquire at least 90 percent of the fair market value of the net assets and at least 70 percent of the fair market value of the gross assets held by Company immediately prior to the Merger. For purposes of this representation, Company assets used to pay its reorganization expenses, and all redemptions and distributions (except for regular, normal dividends) made by Company immediately preceding the Merger will be included as assets of Company held immediately prior to the Merger.

  4. Except as listed on Schedule A hereto, none of Company, THHC or HHPLP have made any redemptions or distributions since January 1, 1995.

  5. Parent, Subsidiary, Company and the Stockholders of Company will pay their respective expenses, if any, incurred in connection with the Merger.

  6. With respect to each of Parent, Subsidiary and Company, less than 50 percent of the value of their total assets are invested in stocks and securities within the meaning of Section 368(a)(2)(F)(iii) and (iv)/1/ of the Code.

  7. On the date of the Merger, the fair market value of the assets of Company transferred to Subsidiary will equal or exceed the sum of the liabilities assumed by Subsidiary, plus the amount of liabilities, if any, to which the transferred assets are subject.

  8. On the date of the Merger, the adjusted basis for tax purposes of the assets of Company transferred to Subsidiary will exceed the sum of the liabilities assumed by Subsidiary, plus the amount of liabilities, if any, to which the transferred assets are subject.

  9. The liabilities of Company assumed by Subsidiary and the liabilities, if any, to which the transferred assets of Company are subject were incurred by Company in the ordinary course of its business.

  10. There is no intercorporate indebtedness existing between Parent and Company or between Subsidiary and Company that was issued, acquired, or will be settled at a discount.

  11. Cash payments by Parent or Subsidiary to Company Stockholders in lieu of fractional shares of Parent Common Stock are solely for the purpose of avoiding the expense and inconvenience to Parent of issuing fractional shares and does not represent separately bargained for consideration. The total cash consideration that will be paid in the transaction to the Company Stockholders instead of issuing fractional shares of Parent Common Stock will not exceed one percent of the total
- --------
/1/ All references to "Section" or "Sections" hereinafter are to sections of the Internal Revenue Code of 1986, as amended (the "Code").

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consideration that will be issued in the transaction to the Company
Stockholders (other than THHC) in exchange for their shares of Company Common Stock. The fractional shares of each Company Stockholder will be aggregated, and no Company Stockholder will receive cash in an amount greater than the value of one full share of Company Common Stock.

  12. The business reasons for consummating the Merger are as set forth on
pages        of the Proxy Statement/Prospectus.

  13. Company is not under the jurisdiction of a court in a Title 11 or similar case within the meaning of Section 368(a)(3)(A).

  14. Certain of the shares of Parent Common Stock to be issued to the Company Stockholders are being issued under the Contingent Stock Agreement because of the uncertainty as to the value of certain of Company's assets at the time of the Merger.

  15. The fair market value of the rights to be received by the Company Stockholders pursuant to the Contingent Stock Agreement is approximately $162,000,000 as of the Closing Date.

  16. Prior to the Merger, Parent will own 100 percent of the stock of Subsidiary and therefore will be in control of Subsidiary within the meaning of Section 368(c).

  17. Parent has no plan or intention to reacquire any of the stock issued in the Merger, including the stock issued pursuant to the Contingent Stock Agreement.

  18. Parent has no plan or intention to liquidate Subsidiary, to merge Subsidiary with and into another corporation, to sell or otherwise dispose of the stock of Subsidiary (except for transfers of stock to corporations controlled by Parent (within the meaning of Section 368(c)), or to cause Subsidiary to sell or otherwise dispose of any of the assets of Company acquired in the Merger, except for dispositions made in the ordinary course of business or transfers of assets to corporations controlled by Parent within the meaning of Section 368(c).

  19. Parent has no plan or intention to cause Subsidiary to issue and Subsidiary has no plan or intention to issue after the Effective Time additional shares of its stock that would result in Parent losing "control" of Subsidiary within the meaning of Section 368(c) or to issue any warrants, options, convertible securities, or any other type of right which, if exercised or converted, would enable the holder thereof to acquire an amount of stock in Subsidiary that would affect Parent's retention of "control" of Subsidiary, as defined in Section 368(c).

  20. Following the Merger, Parent will cause Subsidiary to continue, and Subsidiary will continue, the historic business of Company or use a significant portion of Company's historic business assets in a business.

  21. No stock of Subsidiary will be issued in the Merger.

  22. All shares of Parent Common Stock, Contingent Shares and Contingent Preferred Shares to be transferred to Company Stockholders in the Merger (including those shares received pursuant to the Contingent Stock Agreement) will be either newly issued shares or treasury shares and will be transferred directly by Subsidiary to such Stockholders in the Merger.

  We are of the opinion, based on existing provisions of the Code, existing Treasury regulations, existing court decisions, and existing public rulings and other administrative interpretations, and based on our review of such documents as we have deemed necessary, on our discussions with management of the Company, the assumed accuracy of the matters set forth in the foregoing representations and any representations contained in the Merger Agreement, or any exhibits thereto, all assumed to be accurate as of the date hereof and as of the Closing Date, that:

    (i) The Merger of Company with and into Subsidiary pursuant to the Merger Agreement and in accordance with applicable state law will be treated for federal income tax purposes as a reorganization within the meaning of
  Section 368(a) of the Code;


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    (ii) Parent, Subsidiary and Company will each be a "party to the reorganization" as such phrase is defined in Section 368(b) of the Code;
  and

    (iii) Subject to the discussion of the receipt of cash or other "boot" described in the Proxy Statement/Prospectus, "Certain Federal Income Tax Consequences--The THC Merger--Stockholders" and "--The THC Merger-- Treatment of Contractual Rights" the Hughes Owners will recognize no gain or loss as a result of the Merger by reason of the conversion of their shares of THC Stock into the shares of Rouse Common Stock and the Contingent Stock Rights to be received at the Effective Time of the Merger.

  In addition, all statements of legal conclusions contained in the discussion under the caption "Certain Federal Income Tax Consequences" in the Proxy Statement/Prospectus, unless otherwise noted, reflect our opinion with respect to the matters set forth therein as of the closing of the transactions described in the Proxy Statement/Prospectus after giving effect to those transactions.

  In addition, we are of the opinion that the federal income tax discussion in the Proxy Statement/Prospectus with respect to those matters as to which no legal conclusions are provided is an accurate discussion of such federal income tax matters (except for the representations and statements of fact included in such discussion, as to which we express no opinion).

  The opinions herein are based upon our interpretations of current law, and administrative interpretations thereof, which are subject to change both prospectively and retroactively. Furthermore, should any of the representations or assumptions set forth above prove to be inaccurate, as of the Closing Date, our opinions may change. This opinion letter is limited to the matters set forth herein, and no opinions are intended to be implied or may be inferred beyond those expressly stated herein. Our opinions are rendered as of the date hereof and we assume no obligation to update or supplement these opinions or any matter related to these opinions to reflect any change of fact, circumstances, or law after the date hereof. In addition, our opinions are based on the assumption that the matter will be properly presented to the applicable court. Furthermore, our opinions are not binding on the Internal Revenue Service or a court. In addition, we must note that our opinions represent merely our best legal judgment on the matters presented and that others may disagree with our conclusions. There can be no assurance that the Internal Revenue Service will not take contrary positions or that a court would agree with our opinions if litigated.

  We have rendered the foregoing opinions at your request and solely for your benefit, and such opinions may not be utilized or relied upon in any manner by any other person or entity without our written consent. Furthermore, you have agreed that if you disclose this opinion to any other person or entity, you will advise, in writing, any person or entity that examines or reviews this opinion of the inability of such person or entity to utilize or rely upon the opinions herein expressed.

                                          Very truly yours,


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